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February 22, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust
(Securities Act File No. 333-251680, Investment Company Act File No. 811-22021)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to telephonic comments provided by David Orlic of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on January 25, 2021, to the undersigned of our firm regarding the registration statement on Form N-2 (“Registration Statement”) filed by the Fund on December 23, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment. The Fund anticipates filing these additional changes in a pre-effective amendment (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

General

(1)         Comment: Please confirm that no shares of the Fund have been sold off the Fund’s previous registration statement on Form N-2 (the “Previous Registration Statement”) since the Previous Registration Statement expired on December 14, 2020.

Response: The Fund confirms that no shares of the Fund have been sold off the Previous Registration Statement since its expiration on December 14, 2020. The Fund notes that it issued 4.00% Series C Cumulative Preferred Shares (the “Series C Preferred”) on December 18, 2020 in a private placement, not in reliance on the Previous Registration Statement.

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Securities and Exchange Commission

February 22, 2021

(2)          Comment: Please explain the basis for offsetting the registration fees paid for the Registration Statement with unused registration fees from the Previous Registration Statement

Response: Under Rule 457(p) under the Securities Act of 1933, as amended, a registrant is permitted to offset the aggregate dollar amount of the filing fee associated with securities offered under a registration statement that remain unsold after the offering’s completion or termination against the total filing fee due for a subsequent registration statement filed by the registrant, provided that the subsequent registration statement is filed within five years of the initial filing date of the earlier registration statement. The Fund sold no securities off of the Previous Registration Statement, which was initially filed on April 5, 2017. Accordingly, the Fund has claimed a credit for all of the filing fees that were paid to register securities under the Previous Registration Statement in connection with the registration fee for the Registration Statement.

(3)         Comment: Please update the disclosures throughout the Registration Statement to reflect the redemption of the Fund’s 5.875% Series B Cumulative Preferred Shares (the “Series B Preferred”) on December 24, 2020.

Response: The requested change will be made.

(4)          Comment: Please update information throughout the Registration Statement as of December 31, 2020, as applicable.

Response: The requested change will be made.

Prospectus

Summary of Fund Expenses

(5)         Comment: In the “Voluntary Cash Purchase Plan Sale Transaction Fee” line item in the “Shareholder Transaction Expenses” section of the fee table on page 14, the Fund discloses as $2.50 transaction fee if a shareholder sells shares under the Fund’s Voluntary Cash Purchase Plan. On page 51 of the prospectus, the disclosure regarding the Fund’s Voluntary Cash Purchase Plan states that “[t]he cost to liquidate shares is $2.50 per transaction as well as the per share fee (currently $0.10 per share).” Item 3 of Form N-2 requires all fees, except brokerage commissions, that are charged to participating shareholder accounts under a fund’s dividend reinvestment plan and/or cash purchase plan to be included in the applicable line item of the fund’s fee table. Please update the “Voluntary Cash Purchase Plan Sale Transaction Fee” line item to include the $0.10 per share transaction fee applicable to sales of Fund shares under the Fund’s Voluntary Cash Purchase Plan or explain why the $0.10 per share transaction fee is not required to be included such line item.

Response: The $0.10 per share transaction fee to sell shares under the Fund’s Voluntary Cash Purchase Plan includes any applicable brokerage commissions Computershare is required to pay and are expected to be less than the usual fees for such transactions, as noted on page 51. The Fund notes that footnote 2 to the fee table also indicates that the per share fee to sell shares includes any applicable brokerage commissions. Because the per share transaction fee includes only brokerage commissions charged to participating shareholder accounts in the Fund’s Voluntary Cash Purchase Plan, it is not required to be included in the “Voluntary Cash Purchase Plan Sale Transaction Fee” line item of the Fund’s fee table.

Securities and Exchange Commission

February 22, 2021

Description of the Securities

(6)         Comment: Please update the table of outstanding shares on page 53 to reflect the redemption of the Series B Preferred and the issuance of the Series C Preferred.

Response: The requested change will be made.

Prospectus Supplements

Subscription Rights to Acquire Common Shares

(7)         Comment: On page R-11, please add bracketed references to the secondary over-subscription in the following sentence: “Rights that are sold will not confer any right to acquire any Common Shares in any primary over-subscription, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the primary over-subscription, if any.”

Response: The requested change will be made.

Part C

(8)         Comment: Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

Response: A draft of the legal opinion to be filed with the Amendment was provided to the Staff via email on February 19, 2021.

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Any questions or comments regarding this letter should be directed to the undersigned at
(212) 728-8955.

Very truly yours,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust
John C. Ball, The Gabelli Healthcare & WellnessRx Trust
Peter D. Goldstein, Esq., The Gabelli Healthcare & WellnessRx Trust
Jay Spinola, Esq., Willkie Farr & Gallagher LLP